Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

September 23, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Brian Fetterolf and Dietrich King

Re:	Monterey Bio Acquisition Corporation Registration Statement on Form S-1 Filed September 7, 2021 SEC Comment Letter dated September 21, 2021 CIK 0001860663

Dear Mr. Fetterolf and Mr. King:

This letter is submitted on behalf of Monterey Bio Acquisition Corporation (the “Company”), in response to the comments of the staff of the Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on September 7, 2021 (the “Registration Statement”), as set forth in the Staff’s letter to Mr. Sanjeev Satyal of the Company dated September 21, 2021 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment”) which includes revisions in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s response below the comment. Page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s response refer to the Amendment.

Registration Statement on Form S-1 filed September 7, 2021

Summary

Initial Business Combination, page 8

1. We note your disclosure that "[t]he private warrants are identical to the warrants sold as part of the units in this offering except that each private warrant is exercisable for one share of common stock at an exercise price of $11.50 per share." As the public warrants have the same exercise terms, to the extent that the terms of the private warrants are distinguishable from the warrants sold as part of the units, please revise your disclosure to clarify such differences, or otherwise revise your disclosure as necessary.

United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 8, and throughout the prospectus, to clarify that the private warrants are identical to the public warrants, but that the initial stockholders have agreed to certain transfer restrictions with respect to the private warrants (and underlying shares of common stock).

The Offering

Ability to extend time to complete business combination, page 18

2. We note your disclosure that "y[our] sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time for [you] to complete [y]our initial business combination." We also note your disclosure that "[y]our insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for

[you] to complete [y]our initial business combination" on page 6. Please amend your disclosure to clarify that your insiders do not have such obligation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 18 to clarify that the Company’s insiders do not have such obligation.

3. We note your disclosure that you "may, by resolutions of [y]our board, extend the period of time to consummate a business combination . . . ." Please reference such requirement for board approval when you discuss the extension process elsewhere (e.g., on page 6).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6, and throughout the prospectus, to reference the requirement for board approval in the extension process.

* * *

United States Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Amendment or the above response.

Sincerely yours,
/s/ Jason Simon
Jason Simon

cc:	Sanjeev Satyal – Chief Executive Officer, Monterey Bio Acquisition Corporation